[redacted]

15026899

SEC
Mail Processing
Section

JUL 15 2015

Washington DC
404

00
7/22/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8- 38211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M.N. SECURITIES, INC., d/b/a SENATE SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 WALL STREET
(No. and Street)

KINGSTON (City) NY (State) 12401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD M. NETTER 845-339-7310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'ARCANGELO & CO., LLP
(Name – *if individual, state last, first, middle name*)

510 HAIGHT AVE (Address) POUGHKEEPSIE (City) NY (State) 12603 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD M NETTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMN SECURITIES, INC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

THOMAS D. JONES
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01JO6064977
Qualified in Ulster County
Commission Expires August 28, 2018

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2014

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
TABLE OF CONTENTS

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Mid-Hudson Partners
Managing Partner
John J. Cina, CPA/PFS
Michael C. Betros, CPA/PFS
Wayne K. Sauer, CPA
Joanne M. Casabura, CPA, CFP®
Gretchen M. Bradshaw, CPA
Brenda K. Santoro, CPA
James P. Booth, CPA
Brian E. DiFillppo, CPA/ABV

510 Haight Ave, Poughkeepsie, N.Y. 12603
845.473.7774 Fax: 845.454.8485
www.darcangelo.com

140 Church St.
Millbrook, N.Y. 12545
845.677.6823
Fax: 845.677.0004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
RMN Securities, Inc. d/b/a Senate Securities

We have audited the accompanying financial statements of RMN Securities, Inc. d/b/a Senate Securities (a New York S Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. RMN Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RMN Securities, Inc. d/b/a Senate Securities as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 11 to 12 has been subjected to audit procedures performed in conjunction with the audit of RMN Securities, Inc.'s financial statements. The supplemental information is the responsibility of RMN Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities and Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arcangelo & Co., LLP

Poughkeepsie, New York
March 2, 2015

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF INCOME
Year ended December 31, 2014

Revenue		
Commissions, investment company shares	$ 318,941	
Advisory fees	52,163	
Total revenue		$ 371,104
Expenses		
Salaries and costs for officers	80,803	
Commissions	191,397	
Clearing expense	26,532	
Occupancy	26,160	
Professional fees	6,650	
Regulatory fees	710	
Other expenses	31,611	
Total expenses		363,863
Net income		$ 7,241

The accompanying notes are an integral part of these financial statements

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2014

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2014	100	$ 1,000	$ 18,754	$ 40,191	$ 59,945
Stockholder's capital distribution	-	-	-	(9,500)	(9,500)
Net income	-	-	-	7,241	7,241
Balance, December 31, 2014	100	$ 1,000	$ 18,754	$ 37,932	$ 57,686

The accompanying notes are an integral part of these financial statements

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF CASH FLOWS
December 31, 2014

Cash flows from operating activities		
Net income		$ 7,241
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Increase in deposit with clearing agent	(358)	
Decrease in accounts receivable	4,336	
Increase in accounts payable and accrued expenses	4,628	8,606
Net cash provided by operating activities		15,847
Cash flows from financing activities		
Shareholder distributions		(9,500)
Net increase in cash		6,347
Cash, beginning of year		21,941
Cash, end of year		$ 28,288

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business:

RMN Securities, Inc. d/b/a Senate Securities (the "Company") was formed on February 8, 1989, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. at that time. The Company made a Sub-Chapter S Corporation election with the Internal Revenue Service on February 8, 1989. The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company is an introducing broker-dealer, who clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Revenue recognition:

The Company receives commission income for investment advisory, brokerage services related to customer trading of mutual funds. Commissions are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounts receivable:

Accounts receivable consists of commissions earned during the year that will be collected after December 31, 2014. The Company uses the direct write-off method to recognize bad debts on accounts receivable. Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

Income taxes:

The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly the financial statements reflect no provision or liability for Federal or State income taxes.

The Company evaluates the effect of uncertain tax positions in accordance with provisions of accounting principles generally accepted in the United States of America. Material adjustments resulting from tax examinations, if any, are disclosed and interest and penalties resulting from such adjustments are reported as interest expense and other expense when incurred. The Company has not recognized any benefits from uncertain tax positions and believes it has no uncertain tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months from the statement of financial condition date. As of December 31, 2014, the Company's Federal and New York State income tax returns for tax years 2011 and beyond remain subject to examination by the applicable taxing jurisdictions.

Advertising:

The Company expenses advertising costs as incurred. The Company recorded advertising expense of $11,246 for the year ended December 31, 2014.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of accounts receivable, among others.

Note 2. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $57,686, which is in excess of its' required net capital of $25,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2014 was .47 to 1.

Note 3. Concentration of Risk

Credit Risk
The Company holds substantially all cash balances with two financial institutions which may, at times, exceeds federally insured limits.

Business Risk
The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Note 4. Regulation

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject to the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers, and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were last inspected by FINRA during June 2013.

Note 5. Leases

The Company leases office space in Kingston, New York. This lease is year to year and renewed annually. Rent expense for the year ended December 31, 2014 was $22,152. The Company also leases a vehicle under a non-cancellable operating lease. The lease expense for the year ended December 31, 2014 was $4,656

Future minimum lease payments under the non-cancellable lease is as follows:

Year ending December 31,	
2015	$ 4,656
2016	1,940
	$ 6,596

Note 6. Restatement

During the year ended December 31, 2014, the Company identified errors made in the prior year financial statements. Accordingly, the Company has restated its financial statements for the year ended December 31, 2013 by increasing accounts receivable and decreasing beginning retained earnings by $10,688.

Note 7. Subsequent Events

The Company has evaluated subsequent events through March 2, 2015, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMSSION
December 31, 2014

NET CAPITAL		
Total stockholder's equity		$ 57,686
Less non-allowable assets:		
Accounts receivable, past due for more than 30 days	$ -	
Total non-allowable assets		-
Net capital		$ 57,686
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 27,243	
Total aggregated indebtedness		$ 27,243
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)		$ 25,000
Net capital in excess of minimum requirement		$ 32,686
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.47 to 1

See independent auditor's report

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2014

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	43,904
Subsequent adjustments:		
Changes in A/R		13,782
Net capital per audited financial statements	$	57,686

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$ 28,288	
Clearing deposit	11,000	
Accounts receivable	45,641	
Total assets		$ 84,929

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 27,243	
Total liabilities		$ 27,243
Stockholder's equity		
Capital stock, 100 shares authorized, 100 shares issued and outstanding	1,000	
Additional paid-in capital	18,754	
Retained earnings	37,932	
Total stockholder's equity		57,686
Total liabilities and stockholder's equity		$ 84,929

The accompanying notes are an integral part of these financial statements